UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2019

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: May 6, 2019

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RECORD RESULTS
FOR THE FIRST QUARTER OF 2019

Revenues of $34 Million, 25% YoY growth; Operating Margin of 21.5%

MIGDAL HAEMEK, Israel – May 6, 2019 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter ended March 31, 2019.

Highlights of the First Quarter 2019
•	Revenues were a record at $34.0 million, up 25% year-over-year;
•	GAAP Gross margin at 50.5% versus 47.7% in Q1 last year; Non-GAAP gross margin at 50.6% versus 48.5%
•	GAAP operating income was $6.7 million and non-GAAP operating income was $7.3 million, representing margins of 19.6% and 21.5%, respectively;
•	GAAP net income of $6.0 million or $0.16 per diluted share and non-GAAP net income of $6.7 million or $0.18 per diluted share, representing year-over-year growth of 70% and 59%, respectively; and
•	Operating cash flow of $6.3 million with $61 million in net cash at quarter-end;

Forward Looking Guidance

Second quarter 2019 revenues are expected to be slightly ahead of those of the first quarter.

Management Comment

Rafi Amit Camtek’s CEO commented, “We are very pleased with our results, especially given the background of the macro-environment in the semiconductor market. We succeeded in maintaining our growth in the quarter, up 25% year-over-year, and even more significantly, we improved our operating income by over 70% year-over-year.”

Continued Mr. Amit, “Our momentum remains positive as witnessed by the orders we received in the past few weeks for various applications. Looking ahead, we expect to maintain and even slightly increase our current revenue levels going into the second quarter.”

First Quarter 2019 Financial Results

Revenues for the first quarter of 2019 were $34.0 million. This compares to first quarter 2018 revenues of $27.3 million, a growth of 25%.

Gross profit on a GAAP basis in the quarter totaled $17.2 million (50.5% of revenues), up 32% compared to a gross profit of $13.0 million (47.7% of revenues) in the first quarter of 2018. Gross profit on a non-GAAP basis in the quarter totaled $17.2 million (50.6% of revenues), up 30% compared to a gross profit of $13.2 million (48.5% of revenues) in the first quarter of 2018. The improvement in gross margin was mainly a result of the product and sales mix delivered in the quarter.

Operating profit on a GAAP basis in the quarter totaled $6.7 million (19.6% of revenues), up 87% compared to an operating income of $3.6 million (13.0% of revenues) in the first quarter of 2018. Operating profit on a non-GAAP basis in the quarter totaled $7.3 million (21.5% of revenues), up 73% compared to $4.2 million (15.4% of revenues) in the first quarter of 2018. The improvement is a result of the higher gross margin in the quarter,

Net income on a GAAP basis in the quarter totaled $6.0 million, or $0.16 per diluted share, up 71% compared to net income of $3.5 million, or $0.10 per diluted share, in the first quarter of 2018. Net income on a non-GAAP basis in the quarter totaled $6.7 million, or $0.18 per diluted share, up 59% compared to a non-GAAP net income of $4.2 million, or $0.12 per diluted share, in the first quarter of 2018.

Cash and cash equivalents, as of March 31, 2019, were $61.0 million compared to $54.9 million as of December 31, 2018. During the quarter the Company generated a positive operating cash flow of $6.3 million.

Conference Call

Camtek will host a conference call today, May 6, 2019, at 10:00 am ET.

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 668 9141	at 10:00 am Eastern Time
Israel:	03 918 0609	at 5:00 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com beginning 24 hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

This press release provides financial measures that exclude: (i) share based compensation expenses; and (ii) write off costs with regard to the FIT activities, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.

Consolidated Balance Sheets

(In thousands)

	March 31,	December 31,
	2019	2018
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	61,025	54,935
Trade accounts receivable, net	25,476	31,644
Inventories	32,401	30,109
Other current assets	3,080	2,613

Total current assets	121,982	119,301

Fixed assets, net	*18,329	17,117

Long term inventory	2,153	2,056
Deferred tax asset	1,816	2,366
Other assets, net	231	231
Intangible assets, net	487	476

	4,687	5,129

Total assets	144,998	141,547

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	15,448	15,541
Other current liabilities	*18,968	23,179

Total current liabilities	34,416	38,720

Long term liabilities
Other long term liabilities	*2,314	1,420
	2,314	1,420

Total liabilities	36,730	40,140

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at March 31 2019 and at December 31, 2018;
38,608,128 issued shares at March 31, 2019 and 38,535,445 at December 31, 2018;
36,515,752 shares outstanding at March 31, 2019 and 36,443,069 at December 31, 2018	151	151
Additional paid-in capital	82,707	81,873
Retained earnings	27,308	21,281
	110,166	103,305
Treasury stock, at cost (2,092,376 as of March 31, 2019 and December 31, 2018)	(1,898)	(1,898)

Total shareholders' equity	108,268	101,407

Total liabilities and shareholders' equity	144,998	141,547

*Includes adjustment in respect of implementation of ASC 842 - Leases

Camtek Ltd.

Consolidated Statements of Operations

(in thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018
	U.S. dollars

Revenues	34,002	27,274	123,174
Cost of revenues	16,846	14,277	62,378

Gross profit	17,156	12,997	60,796

Research and development costs	3,924	3,549	14,581
Selling, general and administrative expenses	6,575	5,889	26,182

Total operating expenses	10,499	9,438	40,763

Operating income	6,657	3,559	20,033

Financial income, net	17	290	728

Income before incomes taxes	6,674	3,849	20,761

Income tax expense	(647)	(315)	(2,030)

Net income	6,027	3,534	18,731

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018
	U.S. dollars

Basic net earnings	0.17	0.10	0.52

Diluted net earnings	0.16	0.10	0.51

Weighted average number of
ordinary shares outstanding:

Basic	36,476	35,917	36,190

Diluted	37,267	36,388	36,747

Camtek Ltd.

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018
	U.S. dollars		U.S. dollars

Reported net income attributable to Camtek Ltd. on GAAP basis	6,027	3,534	18,731
Share-based compensation	645	146	1,682
Effect of FIT reorganization (1)	-	506	506
Non-GAAP net income	6,672	4,186	20,919

Non –GAAP net income per share, basic and diluted	0.18	0.12	0.57
Gross margin on GAAP basis	50.5%	47.7%	49.4%
Reported gross profit on GAAP basis	17,156	12,997	60,796
Share-based compensation	61	16	167
Effect of FIT reorganization (1)	-	205	205
Non- GAAP gross margin	50.6%	48.5%	49.7%
Non-GAAP gross profit	17,217	13,218	61,168

Reported operating income attributable to Camtek Ltd. on GAAP basis	6,657	3,559	20,033
Share-based compensation	645	146	1,682
Effect of FIT reorganization (1)	-	506	506
Non-GAAP operating income	7,302	4,211	22,221

(1)
At the end of the first quarter of 2018, the Company ceased its efforts to utilize the remaining inventory and equipment related to FIT development and recorded a one-time write-off in the amount of $0.5 million, consisting of: (1) inventory write-offs of $0.2 million, recorded under the cost of revenue line item; and (2) fixed asset write-offs of $0.3 million recorded under operating expenses.